Mail Stop 6010

December 12, 2008

Roger A. Brown, Esq.
Secretary
CastlePoint Holdings, Ltd.
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda

Francis M. Colalucci
Senior Vice President and Chief Financial Officer
Tower Group, Inc.
120 Broadway (31st Floor)
New York, New York 10271

> **Re:** **CastlePoint Holdings, Ltd.**
> **Preliminary Transaction Statement on Schedule 13E-3/A**
> **Filed December 3, 2008**
> **File No. 5-83606**
>
> **Tower Group, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed December 3, 2008**
> **File No. 333-153736**

Messrs. Brown and Colalucci:

We conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed December 3, 2008

Special Factors, page 20

Background of the Merger, page 20

Formation of the CastlePoint Special Committee, page 23

1.   We are reissuing prior comment 7. Please revise your disclosure to clarify whether Friedman Billings Ramsey & Co. provided services as CastlePoint management's financial advisor solely in connection with CastlePoint's acquisition of Tower, or if it also provided services in connection with Tower's acquisition of CastlePoint. We note that FBR will be paid $400,000 if a transaction between CastlePoint and Tower is completed.

Opinion of the Financial Advisor of the Tower Special Committee, page 58

Other Written Presentations by Lazard, page 67

2.   As previously requested in prior comment 13, please expand your disclose to provide a reasonably detailed description of all of the analyses listed. For example, please expand your description of the Precedent Transactions Analysis on page 66 to provide the names of the transactions, the metrics used and any results obtained. In addition, please expand your description of the Collar Analysis on page 68 to disclose the other collars that were considered.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John M. Schwolsky, Esq.
        Richard Spitzer, Esq.
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, New York 10019